UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 20, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

SMITH & NEPHEW PLC

19 August 2025

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

i.    PARTIAL VESTING OF AWARDS MADE UNDER THE RESTRICTED SHARE PLAN 2024

On 19 August 2025, the Company received notification of the following transactions in US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") following the vesting of awards under the Smith & Nephew Restricted Share Plan 2024. A number of shares were sold to cover taxation obligations arising on the vesting of the awards.

The award was granted under the Smith & Nephew plc Restricted Share Plan 2024 on 16 August 2024 andvest in three equal tranches on the first, second and third anniversary of the award, contingent on a reasonable judgement underpin being met as determined by the Remuneration Committee.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting on 18 August 2025 of award granted on 16 August 2024 under the Smith & Nephew plc Restricted Share Plan 2024, and subsequent sale to cover tax liability..
Date of Transaction	2025 - 08 - 18
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (s)	Volume(s)	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	£13.510669	43,839 (of which 18,007 were sold and 25,832 were retained.)	N/A Single Transaction

ii.  NED SHARE PURCHASE:

On 18 August 2025 the following American Depository Receipts (the "Shares") in Smith & Nephew plc (the "Company") were purchased by David King, Non-Executive Director.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc SPON ADR American Depositary Shares
Identification code	ISIN: US83175M2052
Nature of the transaction	Share purchase
Date of Transaction	2025 - 08 - 18
Place of Transaction	New York Stock Exchange (XNYS)

Name	Director / PDMR	Price	Volume	Aggregated information
David King	Non-Executive Director	$36.3143	2,800	N/A Single Transaction

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel: +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 20, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary